May 1, 2014

VIA EDGAR

Mr. Daniel L. Gordon
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:    Duke Realty Corporation
Duke Realty Limited Partnership (collectively referred to as the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014
File No. 001-09044

Dear Mr. Gordon:

The Company is providing this letter to you in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated April 21, 2014 (the “Comment Letter”) related to the Company’s 2013 Annual Report on Form 10-K (the “2013 Form 10-K”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, the Company has reproduced below the original text of the Staff’s comments, and has included its responses immediately following such comments.

Please note that the Company is filing this response letter via EDGAR submission.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

New Second General Leases, page 25

1. In future Exchange Act periodic reports, please revise to compare new rents on your second generation leases to prior rents.

Response:

We have not historically tracked or compared the rental rates for our new second generation leases to the rental rates from previous leases of the same space. Although we initiated a process in late 2013 by which to make these comparisons, we continue to have concerns regarding the comparability of the data.

When leases expire and the space is leased to a new tenant, such space will often be reconfigured by either (i) subdividing a previously leased block of space into multiple smaller leases or (ii) combining space previously leased to individually smaller tenants with other contiguous vacant spaces in order to lease larger blocks of space. Also, in certain circumstances, when space remains vacant for an extended period of time between a lease expiring and the space being leased back up, the relationship between the current and previous lease may not be meaningful.

Additionally, differing levels of tenant improvement investment, to satisfy two different lessees for potentially different uses of the same space, generally will drive changes in individual rental rates from previous leases and represents an additional factor that could significantly impact comparability between rental rates. When rental rates fluctuate between leases, based on differences in the level of tenant improvement investment, we believe that there is a lack of comparability and that the change in rental rate between leases may be mis-leading.

To summarize, we believe that in many cases it is not possible to achieve a meaningful comparison between the rental rate on a newly executed second generation lease and the rental rate in place from the previous lease of the space to a different tenant.

We disclose the percentage increase or decrease in average net effective rental rates on our lease renewals in our periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These renewals are consistent in terms of the type of space being leased, so we believe this is a more objective and meaningful comparison of in-service average rent trends.

Total Leasing Activity, page 25

2. In future Exchange Act reports, please revise to provide data with respect to the beginning of year vacant space and end of year vacant space, including data on space that became vacant during the period or advise.

Response:

We have revised page 24 of our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2014 to include a roll-forward of vacant space, which includes space that became vacant, as well as other relevant changes, during the reporting period. We will also include similar disclosure in our future Exchange Act reports.

Lease Expiration, page 26

3. In future Exchange Act periodic reports, please revise to provide the number of tenants or properties whose leases will expire or advise.

Response:

We have revised page 27 of our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2014 to include disclosure of the total number of leases that are scheduled to expire in each calendar year for the ten years subsequent to March 31, 2014. We will also disclose the total number of leases that are scheduled to expire in each calendar year for the ten years subsequent to the date of the most recent balance sheet in our future Exchange Act reports.

Deferred Costs, page 74

4. We note your disclosure of gross and accumulated amortization amounts related to deferred leasing costs and acquired lease-related intangible assets. Please tell us, and disclose in future periodic filings if material, the gross and accumulated amortization amounts related to your acquired lease-related intangible liabilities as of each balance sheet date presented.

Response:

The gross and accumulated amortization amounts related to our acquired lease-related intangible liabilities ("below market lease liabilities") at December 31, 2013 and 2012 were as follows (in thousands):

	2013	2012
Below market lease liabilities, gross	$5,826	$8,635
Accumulated amortization	(2,552)	(4,497)
Below market lease liabilities, net	$3,274	$4,138

We did not disclose the above amounts in our 2013 Form 10-K on the basis of immateriality. However, to the extent that the balances related to below market lease liabilities are material in future periods, we will disclose the amounts, as well as the future amortization by year, in future Exchange Act periodic filings.

Schedule III Real Estate and Accumulated Depreciation

5. Please reconcile for us the amounts presented for gross real estate assets and accumulated depreciation to your consolidated balance sheets as of the balance sheet dates presented.

Response:

The following table provides the reconciliation between the consolidated balance sheets and the amounts presented on Schedule III as of December 31, 2013 and 2012, respectively (in thousands):

	2013	2012
Amounts per consolidated balance sheets:
Land and improvements	$1,438,007	$1,284,081
Buildings and tenant improvements	5,531,726	5,398,886
Real estate investments and other assets held-for-sale	57,466	30,937
Reconciling items:
Other assets held-for-sale (1)	(9,874)	(5,943)
Construction in progress for held-for-sale properties (2)	(16)	—
Accumulated depreciation for held-for-sale properties (3)	14,351	289
Gross real estate assets, as reported on Schedule III	$7,031,660	$6,708,250

Accumulated depreciation, per consolidated balance sheets	$(1,368,406)	$(1,296,396)
Accumulated depreciation for held-for-sale properties (3)	(14,351)	(289)
Accumulated depreciation, as reported on Schedule III	$(1,382,757)	$(1,296,685)
(1) Represents assets included in the "Real estate investments and other assets held-for-sale" line item above that are not real estate assets. These assets are shown as an individual line item in the Properties Held for Sale table in Note 6 to the consolidated financial statements included in the 2013 Form 10-K.

(2) Represents construction in progress included in the "Real estate investments and other assets held-for-sale" line item above but not included in Schedule III due to not being an operational real estate asset.

(3) Represents accumulated depreciation included in "Real estate investments and other assets held-for-sale" line item above.

In future filings, we will provide sufficient detail within our disclosure of assets that are held-for-sale in order to reconcile to Schedule III.

As requested in your Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your time and cooperation with this matter and if you have any questions, please feel free to contact me at 317/808-6065.

Sincerely,

/s/ Mark A. Denien
Mark A. Denien
Executive Vice President and Chief Financial Officer
Duke Realty Corporation

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